EXHIBIT 99.1



                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                        Consolidated Financial Statements

                     Years Ended December 31, 1999 and 1998

                  (With Independent Auditors' Report Thereon)

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)



                                Table of Contents



                                                                    Page

Independent Auditors' Report                                         1

Consolidated Balance Sheets                                          2

Consolidated Statements of Operations                                3

Consolidated Statements of Stockholders' Equity (Deficit)            4

Consolidated Statements of Cash Flows                                5

Notes to Consolidated Financial Statements                           6

                                 UNITED SOLAR SYSTEMS CORP.
                                       AND SUBSIDIARY
                         (A Joint Venture Between Canon Inc. and
                             Energy Conversion Devices, Inc.)

                          Consolidated Statements of Cash Flows

                          Years ended December 31, 1999 and 1998


                                                                     1999           1998
                                                                   --------       --------



Cash flows from operating activities:
   Net loss                                                       $ (5,698,387)   (8,757,915)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
       Loss on sale/disposal of equipment                                --          175,876
       Depreciation                                                  1,945,857     2,176,442
       Changes in assets and liabilities:
         Accounts receivable - trade                                  (356,610)      466,160
         Accounts receivable - stockholders                            (91,145)       36,261
         Accounts receivable - contracts                               110,103        27,872
         Inventories                                                   189,663    (1,174,688)
         Prepaid expenses                                                8,265        51,762
         Other current assets                                          (12,811)       30,709
         Other assets                                                  (14,930)       (2,979)
         Accounts payable - trade                                      720,287       112,101
         Accounts payable - stockholders                               108,152      (259,306)
         Accrued expenses                                              486,851       228,091
         Deferred revenue                                              (35,000)        --
                                                                  -------------   -----------

           Net cash used in operating activities                    (2,639,705)   (6,889,614)
                                                                  -------------   -----------

Cash flows used in investing activities:
   Capital expenditures                                                (75,794)     (211,464)
   Proceeds from sale of assets                                           --          26,760
                                                                 --------------   -----------

           Net cash used in investing activities                       (75,794)     (184,704)
                                                                 --------------   -----------

Cash flows from financing activities:
   Proceeds from notes payable - stockholder                         3,400,000     2,500,000
   Principal payments under capital lease obligations                 (864,469)     (806,748)
   Issuance of common stock                                               --       4,999,829
                                                                 --------------   -----------

           Net cash provided by financing activities                 2,535,531     6,693,081
                                                                 --------------   -----------

           Net decrease in cash and cash equivalents                  (179,968)     (381,237)

Cash and cash equivalents at beginning of year                         335,224       716,461
                                                                 --------------   -----------

Cash and cash equivalents at end of year                         $     155,256       335,224
                                                                 ==============   ===========



Supplemental disclosure of noncash activities:
   Cash paid for interest during the years ended December 31, 1999 and 1998 was $587,146 and $649,574, respectively.


See accompanying notes to consolidated financial statements.

                          Independent Auditors' Report



   The Board of Directors and Stockholders
   United Solar Systems Corp.:


   We have audited the accompanying consolidated balance sheets of United Solar Systems Corp. and subsidiary (the "Company") (a joint venture between Canon Inc. and Energy Conversion Devices, Inc.) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Solar Systems Corp. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

   /s/ KPMG LLP
   Detroit, Michigan

   March 15, 2000, except as to note 12,
     which is as of April 4, 2000

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


(1)  Formation and Ownership Structure

     United Solar Systems Corp. and subsidiary ("United Solar", "Joint Venture" or "Company"), a joint venture between Canon Inc. ("Canon") and Energy Conversion Devices, Inc. ("ECD"), was formed to produce solar panels that convert sunlight to electric current. The Joint Venture combines ECD's technological knowledge of photovoltaics with Canon's manufacturing technology and marketing "know-how" to develop and bring this technology to the marketplace. United Solar became operational in 1991.

     In 1992, United Solar established a maquiladora (assembly) operation in Tijuana, Mexico through its subsidiary, United Solar Systems de Mexico, S.A. de C.V. ("USS de Mexico"). United Solar directly owns 99.9% of its subsidiary. The remaining interest is held by USS de Mexico directors who are also employees of United Solar. Under this maquiladora operation, United Solar ships partially assembled solar cell products that are manufactured in Troy, Michigan to USS de Mexico for final assembly, packaging, and shipment to United Solar's ultimate customers.

     Canon and ECD each have an ownership interest in United Solar of 49.998%. The remaining minority ownership interest is held by an unrelated party. Unless and until either the Series A common stockholder or the Series B common stockholder owns more than 50% of the stock outstanding, the Series A and the Series B stockholders may each elect four directors and the Series C stockholder may elect one director. In all other voting matters, each share outstanding has an equal voting right. Canon, ECD, and the Series C stockholder have agreed that if the Series C stockholder decides to sell its shares, Canon may purchase the Series C common stock at the greater of principal plus interest or appraised value.

     As noted in the accompanying statement of operations, the Company incurred significant losses in 1998 and 1999. The Company may not be able to generate enough cash to fund further deficits (see note 11).

     The Joint Venture is economically dependent on its stockholders. In the past, the stockholders have provided additional equity cash infusions, guarantees of third-party debt, direct lending, and other similar activities necessary to provide cash or other assets to fund the Joint Venture's continued operating losses, capital expenditures, and utilization of licensed technology. There can be no assurances that such support will continue.

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

        The accompanying consolidated financial statements for the years ended December 31, 1999 and 1998 include the accounts of United Solar and its majority-owned subsidiary, USS de Mexico, after elimination of intercompany accounts and transactions.

     (b)  Cash Equivalents

        Cash equivalents are temporary investments with an original maturity of less than three months. Substantially all cash and cash equivalents are interest bearing.

     (c)  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate the first-in, first-out (FIFO) method. Market is calculated using an average value of recent sales to unrelated entities.

     (d)  Machinery, and Equipment

        Machinery and equipment are stated at cost. Depreciation on machinery and equipment, furniture and fixtures, and vehicles is calculated using accelerated methods over the estimated useful lives of the assets, which are five to six years. Amortization of tooling is calculated using the straight-line method over two years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Included in machinery and equipment are capitalized assets which were sold to a third party (see note 7) and leased back under a sale-leaseback transaction entered into in 1997.

        Expenditures for machinery and other equipment acquired for a particular research and development project and which have no alternative future use (in other research and development projects or otherwise) are charged to product development and research costs as incurred. Machinery and other equipment which have alternative future uses are capitalized at cost.

        Expenditures for maintenance and repairs are charged to operations. Expenditures for betterments or major renewals are capitalized and are depreciated over their estimated useful lives.

     (e)  Research and Development

        Research and product development costs are expensed as incurred.

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


     (f)  Royalties

        Royalty expenses are accrued when the sales generating the royalty are recorded. United Solar is responsible for royalties on future sales of photovoltaic products for a 13-year period which expires in fiscal year 2003. The Joint Venture pays royalties at a rate of 3% of the first $25 million of annual net sales of certain photovoltaic products, 2% of the next $100 million of annual net sales, and 1% of the annual net sales above $125 million. Royalty expense was approximately $268,800 and $273,000 for the years ended December 31, 1999 and 1998, respectively.

        The Joint Venture Agreement also provides for a cross-license related to "know-how" among Canon, ECD, and United Solar. In addition, ECD, United Solar, and Canon have agreed to an option to obtain certain nonexclusive licenses related to photovoltaic technology developed after December 31, 1992.

     (g)  Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h)  Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)  Cash and Cash Equivalents

     Cash and cash equivalents were comprised of the following at December 31, 1999 and 1998:

                                                       1999          1998
                                                      -------       -------

     Cash (checks issued in excess of available     $ (83,828)        4,620
       funds)
     Money Market Funds                               239,084       330,604
                                                      -------       -------

                                                    $ 155,256       335,224
                                                      =======       =======

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


(4)  Inventories

     Inventories at December 31, 1999 and 1998 consist of the following:

                                                    1999            1998
                                                  ---------      ----------

     Raw materials                              $ 2,115,695      1,903,123
     Work in process                              1,102,562      1,156,596
     Finished goods                                 826,299      1,758,100
                                                  ---------      ----------

                                                  4,044,556      4,817,819

     Lower of cost or market valuation             (426,400)    (1,010,000)
       provision
                                                  ---------      ----------

               Total                            $ 3,618,156      3,807,819
                                                  =========     ===========

(5)  Machinery and Equipment

     Machinery and equipment at December 31, 1999 and 1998 consist of the following:

                                                     1999           1998
                                                   ---------      ---------

     Machinery and equipment                    $  5,322,917      5,270,818
     Furniture and fixtures                          553,221        548,032
     Leasehold improvements                        1,489,061      1,480,354
     Tooling                                         439,092        433,092
     Vehicles                                         49,802         49,802
     Capitalized leased equipment                  9,650,000      9,650,000
                                                   ---------      ---------

                                                  17,504,093     17,432,098

     Less accumulated depreciation and            (8,945,913)    (7,003,855)
       amortization
                                                   -----------   -----------

               Machinery and equipment, net     $  8,558,180     10,428,243
                                                   ==========    ===========

(6)  Related Party Transactions

     United Solar incurred $107,324 and $159,401 in various administrative, equipment, and facility construction costs from ECD in 1999 and 1998, respectively. United Solar purchased $29,382 of various equipment and materials from Canon and subsidiaries in 1998. Canon and subsidiaries provided various management services to United Solar at no charge during the years ended December 31, 1999 and 1998 (see also notes 7 and 9).

     United Solar made product sales to Canon and subsidiaries of $812,707 and $261,087 in 1999 and 1998, respectively. Revenues from ECD totaled $472,640 and $20,153 in 1999 and 1998, respectively.

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


     United Solar was awarded a cost-sharing research contract with ECD. The contract initially ran through May 31, 1997 and which was subsequently extended, and was being funded 47.6% by National Renewable Energy Laboratory ("NREL") and 52.4% by United Solar. The amount of funding recorded as revenue under this contract in 1999 and 1998 was $418,422 and $84,179, respectively. Included in accounts receivable from stockholder at December 31, 1999 is $77,435 related to this contract.

     Also included in accounts receivable from stockholders at December 31, 1999 are amounts due from Canon and subsidiaries of $13,710 for the purchase of solar panels. The accounts payable to stockholders represent amounts payable to ECD of $504,078 and $395,926 at December 31, 1999 and 1998, respectively.

     Long-term note payable at December 31, 1999 and 1998 consisted of a term loan from Canon in the amount of $2,500,000. Interest is calculated at the rate of 6.21% per annum, and the loan plus accrued interest is payable in full at January 17, 2003. Total interest accrued at December 31, 1999 and 1998 was $304,215 and 148,965, respectively.

     Short-term notes payable at December 31, 1999, consists of a $2,500,000 draw on a revolving line of credit provided by ECD and $900,000 in advances from ECD. Interest on the line of credit does not begin accruing until July 1, 2000. Interest on the advances is calculated at 9.75% per month. Total interest accrued at December 31, 1999 for the advances was $18,772.

(7)  Leases

     United Solar has noncancelable operating leases for its corporate facility in Troy, Michigan, a warehouse facility in San Diego, California, and its maquiladora operation in Tijuana, Mexico. Rent expense for the years ended December 31, 1999 and 1998 was $820,012 and $849,605, respectively.

     At December 31, 1999, future minimum lease payments under noncancelable operating leases are as follows:

                2000                            $  773,099
                2001                               746,334
                2002                               746,334
                2003                               745,048
                2004 and thereafter                977,672

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


     The Company is also obligated under a capital lease for certain machinery and equipment. Under the terms of the agreement, United Solar will make 43 monthly payments of $120,475 from the period November 21, 1997 to June 21, 2001, and 42 monthly payments of $174,733 from the period July 21, 2001 until the lease termination date of December 21, 2004, at which time United Solar can repurchase the assets for the nominal value of $1.00. The lease is guaranteed by Canon, and as a result, Canon has a lien on United Solar's assets. Future minimum capital lease payments as of December 31, 1999 are:

          Year ending December 31:
                  2000                               $  1,445,703
                  2001                                  1,771,249
                  2002                                  2,096,795
                  2003                                  2,096,795
                  2004                                  2,096,795
                                                     ------------

                      Total minimum lease payments      9,507,337

             Less amount representing interest at
                6.93%                                   1,593,301
                                                     ------------

                      Present value of net minimum
                        capital lease payments          7,914,036

             Less current maturities of capital
               lease obligations                          926,315
                                                     ------------

                      Capital lease obligations,
                        less current maturities      $  6,987,721
                                                     ============

     The Company subleases its warehouse space in San Diego, California to a third party. The operating lease expires April 30, 2000 and requires monthly payments of $6,387 plus common area maintenance fees and real property taxes during the year ended December 31, 1999 and $6,025 during the year ended December 31, 1998. Lease revenue recorded in 1999 and 1998 was $93,552 and $12,050, respectively.

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


(8)  Income Taxes

     At December 31, 1999, United Solar had available net operating loss (NOL) carryforwards for federal income tax purposes of approximately $66,500,000. The carryforwards expire as follows:

            Fiscal year:
               2005                           $  2,900,000
               2006                              5,300,000
               2007                              7,600,000
               2008                              7,700,000
               2009                              7,500,000
               2010                              7,600,000
               2011                              9,300,000
               2012                              1,400,000
               2013                             10,400,000
               2019                              6,800,000
                                              ------------

                                             $  66,500,000
                                             =============

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 1999 and 1998 are presented below.

                                                            1999         1998
                                                          ----------  ----------

     Deferred tax assets:
       Accounts receivable allowance                   $    41,000       14,000
       Inventory reserve                                   157,000      343,000
       Warranty accrual                                     75,000       68,000
       Intangibles                                       1,290,000    1,490,000
       NOL and general business credits carryforwards   23,399,000   20,340,000
       Other                                               136,000       81,000
                                                       ------------  ----------

               Total gross deferred tax assets          25,098,000   22,336,000
                                                       -----------   ----------

    Deferred tax liabilities:
      Government contracts                                 153,000         --
      Excess tax over book depreciation                    464,000      426,000
                                                       -----------   ----------

                Total gross deferred tax liabilities       617,000      426,000
                                                       -----------   ----------

                Net deferred tax assets                 24,481,000   21,910,000

    Less valuation allowance                           (24,481,000) (21,910,000)
                                                       ------------ ------------

                Net deferred tax assets                $    --           --
                                                       ==========    ==========

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


     The net changes in the total valuation allowance for the years ended December 31, 1999 and 1998 were an increase of $2,571,000 and $208,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical losses and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deferred tax assets.

(9)  Research Contracts

     United Solar was awarded a follow-on cost-sharing contract with NREL in August 1994. The final phase ended February 28, 1998. The total amount of the contract is $3,106,578, which was funded 47.6% by NREL and 52.4% by United Solar. Amounts billed to NREL and recognized as revenues under the contract in 1998 was $110,488. Included in accounts receivable - contracts at December 31, 1998 was $14,769 related to this contract.

     Similarly, United Solar was awarded a separate cost-sharing contract with NREL in February 1995. The last phase ran through February 1, 1998. The total amount of the three-year contract was $3,985,786, which was funded 50% by NREL and 50% by United Solar. Amounts billed to NREL and recognized as revenue under this contract in 1998 was $163,210. Included in accounts receivable - contracts at December 31, 1998 was $51,230 related to this contract.

     United Solar was awarded a follow-on cost-sharing contract with NREL in March 1998. Phase I runs through September 30, 1999. The total amount of the 38-month contract is $5,560,000, which is being funded 50% by NREL and 50% by United Solar. Amounts billed to NREL and recognized as revenues under contract in 1999 and 1998 were $783,763 and $902,557, respectively. Included in accounts receivable - contracts at December 31, 1999 and 1998 is $128,322 and $297,667, respectively, related to this contract.

     In addition, United Solar is working with the United States Department of Energy ("DOE") on two separate contracts, one as the prime contractor and one as a subcontractor. Amounts billed to DOE and recognized as revenues under the contracts in 1999 and 1998 were $540,715 and $481,501, respectively. Included in accounts receivable - contracts at December 31, 1999 and 1998 is $9,413 and $161,990, respectively.

     United Solar is working with Fokker Space ("Fokker") under a cost-sharing contract. The total amount of the contract is estimated at $1,200,000, which is funded 50% by Fokker and 50% by United Solar. Amounts billed to Fokker and recognized as revenues under contract in 1999 were $400,000.

     As described in note 6, United Solar was engaged in a cost-sharing contract with ECD in 1998.

                           UNITED SOLAR SYSTEMS CORP.
                                 AND SUBSIDIARY
                    (A Joint Venture Between Canon Inc. and
                       Energy Conversion Devices, Inc.)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


    (10) Defined Contribution Pension Plan

     United Solar has established a 401(k) pension plan for all full-time employees. The plan allows eligible participants to contribute up to 15% of their gross wages. United Solar provides a matching contribution of 50% of employee contributions, limited to 4% of gross wages. United Solar's expense under the plan for 1999 and 1998 was $53,951 and $57,897, respectively.

(11)  Liquidity

     As noted in the accompanying financial statements, the Company has suffered recurring losses from operations. Further, the Company has a significant accumulated deficit and stockholders deficit and continues to sell its products for small profits or at a gross loss. The Company has previously obtained capital investment and debt funding from its stockholders. Additionally, the Company has relied on the stockholder guarantees for debt and lease financing.

(12)  Subsequent Event

     On April 4, 2000 various agreements were entered into by and among the stockholders of the Company and N.V. Bekaert S.A. ("Bekaert"). These agreements provide for, among other things, (1) a restructuring of the ownership interests in the Company in which Bekaert infused additional cash for an equity interest in the Company, (2) the creation of a new minority interest subsidiary, which will be owned by the Company and Bekaert; and
     (3) the purchase of a new manufacturing facility from ECD.

     These interrelated transactions are intended to provide sufficient liquidity for the Company's operations through 2000.

                    UNITED SOLAR SYSTEMS CORP. AND SUBSIDIARY
     (A Joint Venture Between Canon Inc. and Energy Conversion Devices, Inc.)

                      Consolidated Statements of Cash Flows

                    Three months ended March 31, 2000 and 1999

                                                                    Unaudited
                                                           ----------------------------
                                                               2000            1999
                                                           ------------    ------------
Cash flows from operating activities:
    Net loss                                               $(1,810,416)    $(1,938,554)
    Adjustments to reconcile net loss used in
      operating activities
         Depreciation                                          450,561         486,592
         Changes in assets and liabilities:
             Accounts receivable - trade                      (508,360)       (204,689)
             Accounts receivable - stockholders                 29,622        (189,212)
             Accounts receivable - contracts                   229,740          91,184
             Inventories                                      (293,545)      1,017,217
             Prepaid expenses                                   59,147          45,224
             Other current assets                              (33,553)        (42,682)
             Other assets                                       (2,182)         (2,639)
             Accounts payable - trade                          (38,583)       (507,674)
             Accounts payable - stockholders                    43,782           3,486
             Accrued expenses                                   31,750        (102,858)
             Deferred revenue                                        0          71,500
                                                           ------------    ------------

                  Net cash used in operating activities     (1,842,037)     (1,273,105)
                                                           ------------    ------------
Cash flows used in investing activities:
    Capital expenditures                                       (25,519)        (10,670)
                                                           ------------    ------------
                  Net cash used in investing activities        (25,519)        (10,670)
                                                           ------------    ------------
Cash flows from financing activities:
    Proceeds from note payable - stockholder                 2,100,000       1,650,000
    Principal payments under capital lease obligations        (225,613)       (210,550)
                                                           ------------    ------------
             Net cash provided by financing activities       1,874,387       1,439,450
                                                           ------------    ------------
             Net decrease in cash and cash equivalents           6,831         155,675

Cash and cash equivalents at beginning of the period           155,256         335,224
                                                           ------------    ------------
Cash and cash equivalents at end of the period             $   162,087     $   490,899
                                                           ============    ============


                    UNITED SOLAR SYSTEMS CORP. AND SUBSIDIARY
     (A Joint Venture Between Canon Inc. and Energy Conversion Devices, Inc.)

                           Consolidated Balance Sheets

                       March 31, 2000 and December 31, 1999

                                                                      Unaudited
                                                             ----------------------------
                                                                 2000            1999
                                                             ------------    ------------
                        ASSETS
Current assets:
    Cash and cash equivalents                                $   162,087     $   155,256
    Accounts receivable:
       Trade                                                   2,204,179       1,695,819
       Stockholders                                               61,523          91,145
       Contracts                                                 193,214         422,954
    Inventories                                                3,911,701       3,618,156
    Prepaid expenses                                             321,293         380,440
    Other current assets                                          50,333          16,780
                                                             -----------     -----------
              Total current assets                             6,904,330       6,380,550

Machinery and equipment, net                                   8,133,138       8,558,180
Other assets                                                     236,885         234,703
                                                             -----------     -----------
                                                             $15,274,353     $15,173,433
                                                             ===========     ===========

    Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
    Notes payable - stockholder                                5,500,000       3,400,000
    Current maturities of capital lease obligations              942,456         926,315
    Accounts payable:
       Trade                                                   2,279,481       2,318,064
       Stockholders                                              547,860         504,078
    Accrued expenses                                           1,386,658       1,354,908
    Deferred revenue                                                   0               0
                                                             -----------     -----------
              Total current liabilities                       10,656,455       8,503,365

Capital lease obligations less current maturities              6,745,967       6,987,721
Notes payable - stockholder                                    2,500,000       2,500,000
                                                             -----------     -----------
              Total liabilities                               19,902,422      17,991,086

Stockholders' equity (deficit):
    Common stock:
       Series A, par value $0.01: authorized 3,000,000 shares;
         issued and outstanding 2,924,558.85 shares               29,245          29,245
       Series B, par value $0.01; authorized 3,000,000 shares;
         issued and outstanding 2,924,558.85 shares               29,245          29,245
       Series C, par value $0.01; authorized 500 shares;
         issued and outstanding 200 shares                             2               2
                                                             -----------     -----------
              Total common stock                                  58,492          58,492

       Additional paid-in capital                             58,939,336      58,939,336
       Accumulated deficit                                   (63,625,897)    (61,815,481)
                                                             -----------     -----------
             Total stockholders' equity (deficit)             (4,628,069)     (2,817,653)
                                                             -----------     -----------
    Commitments and contingencies

                                                             $15,274,353     $15,173,433
                                                             ===========     ===========


                    UNITED SOLAR SYSTEMS CORP. AND SUBSIDIARY
     (A Joint Venture Between Canon Inc. and Energy Conversion Devices, Inc.)

                      Consolidated Statements of Operations

                    Three months ended March 31, 2000 and 1999



                                                    2000             1999
                                                ------------     ------------

    Revenues                                    $ 3,056,668      $ 3,034,580
    Cost of Sales                                 3,393,496        3,461,166
                                                ------------     ------------
          Gross loss                               (336,828)        (426,586)
                                                ------------     ------------
    Research and development expenses               620,508          805,027
    General and administrative expenses             379,289          289,172
    Sales and marketing expenses                    254,036          213,060
                                                -----------      ------------
              Total operating expenses            1,253,833        1,307,259
                                                ------------     ------------
              Operating loss                     (1,590,661)      (1,733,845)

    Other income (expense)
      Interest income                                 3,239            2,033
      Interest expense                             (224,583)        (205,415)
      Foreign exchange loss                             773           (1,640)
      Other, net                                        816              312
                                                ------------     ------------
              Net loss                          $(1,810,416)     $(1,938,555)
                                                ============     ============